U.S. Capital Advisors
USCA Asset Management

4444 Westheimer Road, Suite G500
Houston, TX 77027
Tel: 713 366 0500
Fax: 713 580 1820

USCA All Terrain Fund   April-16

Commentary

April continued the sharp recovery in value stocks and value-oriented strategies begun in March, helping carry All Terrain to a 1.4% return for the month. Year to date, All Terrain is now down 0.8%; equities and bonds are up approximately 1.4% and 3.7%, respectively, over the same time period (equities, as measured by the MSCI World Index and bonds, the BarCap – Global Aggregate Index). As we ve previously discussed, the Fund is invested primarily in value-based fundamental strategies, for the simple reason that over the long-term we believe they entail lower risk. But relative performance is highly cyclical and we would expect some correlation in our returns to the performance of value-oriented investment strategies (a good proxy for this type of strategy is the Russell 3000 Value Index, which has returned -2.1% since the Fund s launch on July 1, 2016 through April 30, 2016).

Not surprisingly, then, the biggest contributors to April performance were our traditional U.S. equity managers and our relative value managers. Long/short managers, who have struggled in recent months as the value stocks that they favor on the long side have underperformed some of the higher risk companies that they tend to short, also fared well. In fact, the only negatives for the month came from our managed futures and global macro allocations, which collectively cost the portfolio approximately 0.10%.

As would be expected, our best relative performance this year was January, when stocks (MSCI World) dropped by 6.0% and the Fund was down by less than half. But in March stocks rebounded sharply, up 6.9% and the Fund was up just 1.8%. This has been a pattern during the Fund s first ten months of existence. The Fund has dropped by half or less than the market during the big down months – which is our goal – but lagged by far more than we d like during the sharp stock market rallies. We believe this is largely because those rallies have been led by the lower quality stocks that our managers tend to avoid or even sell short, but we would need a more meaningful period of time, especially one including strong performance in the value space, to confirm this.

In the meantime, we ve made only minor changes our allocation. We continue to be substantially overweight those managers that we believe will provide the best risk-adjusted returns in the long-term, with our largest allocations to multi-strategy managers such as Millennium and Carlson Capital. These are both managers that have historically generated exceptional long-term returns with much lower than market risk and with very little correlation to equities. We believe that this is a good time to be invested with these kinds of managers due to the higher-than-average risk in stocks today. But this means that during periods when stocks make significant gains, the Fund is unlikely to capture all of the upside and will lag behind the market. We think that this remains a worthwhile tradeoff in the current environment.

Looking forward, we wouldn t be surprised to see stocks rally in the near term for many reasons. But we also expect the next several years to be quite challenging for investors (which probably puts us in a small minority). This is one of the main reasons that we created the Fund: to have a vehicle with an investment strategy designed to participate to some degree in the long-term upside of equities but that mitigates risk in order to protect capital during the difficult markets that we see ahead. We d love to be proven wrong – in which case we still hope to earn a decent return – but if we re correct, we want to be sure that the Fund s capital is positioned to withstand the risks that concern us.

As always, we re happy to answer any questions that you have about the Fund, so please don t hesitate to contact us.

Peformance Overview*

2016	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	YTD	ITD
USCA All Terrain	-2.7%	-1.2%	1.8%	1.4%									-0.8%	-7.2%
Global Equities	-6.0%	-0.7%	6.9%	1.6%									1.4%	-2.5%
Global Bonds	0.9%	2.2%	0.5%	0.0%									3.7%	3.6%
60/40 Blend	-3.2%	0.5%	4.3%	0.9%									2.4%	0.2%
2015														
USCA All Terrain							-0.9%	-2.9%	-3.0%	1.8%	-0.1%	-1.5%	-6.4%	
Global Equities							1.7%	-6.8%	-3.9%	7.8%	-0.5%	-1.7%	-3.8%	
Global Bonds							0.2%	0.1%	0.5%	0.2%	-1.7%	0.5%	-0.1%	
60/40 Blend							1.1%	-4.0%	-2.1%	4.8%	-0.9%	-0.8%	-2.2%	

As of April 30, 2016. Performance shown is net of fund fees and expenses, and reflects the reinvestment of dividends and other investment income. Past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than original cost. Current performance may be higher or lower than the performance quoted. Please note that the fund commenced operations on July 1, 2015.

Global Equities is measured by the MSCI World Index and Global Bonds is measured by the BarCap - Global Aggregate Index. Please see the strategy, index and statistic definitions at the end of this report.

Sources: USCA Asset Management LLC and the Portfolio Investments, Bloomberg and eVestment Alliance, LLC.

Fund Description, Terms & Service Providers

The USCA All Terrain Fund seeks long-term risk-adjusted returns that are attractive as compared to those of traditional public equity and fixed income markets. The fund pursues its investment objective using a multi-manager, fund-of-funds approach by investing predominantly in non-affiliated collective investment vehicles, including privately-offered investment funds commonly known as "hedge funds", and publicly traded funds, including exchange-traded funds and mutual funds, which utilize one or more investment or trading strategies, including, without limitation, long-only equity and/or fixed income, relative value, event driven, long/short equity and/or fixed income, managed futures, and global macro strategies.

Minimum Investment: $100,000	Eligibility: Accredited Investors
Subscriptions: Monthly	Tax Reporting: K-1 (note: fund may generate UBTI)
Redemptions/Tenders: Quarterly after 1-year anniversary	Advisor: USCA Asset Management, LLC
of fund's inception, subject to sole discretion of Board	Auditor: KPMG LLP
Management & Subadvisory Fees: 0.80% (note subadvisory fees may vary)	Administrator: U.S. Bancorp Fund Services
Other Expenses: some capped at 1.0% per annum (please see	Custodian: U.S. Bank National Association
the prospectus for a complete description of fees & expenses)	Legal Counsel: Thompson Hine LLP

Risk Disclosure Statement

An offer can only be made by the prospectus and only in jurisdictions in which such an offer would be lawful. The prospectus contains important information concerning the investment objective, risk factors, expenses and other material aspects of the USCA All Terrain Fund to carefully consider, and must be read carefully before a decision to invest is made. Please contact USCA Asset Management at (713) 366-0500 to obtain a free copy of the prospectus.

Any person subscribing for an investment must be able to bear the risks involved and must meet the fund s suitability requirements. Some or all alternative investment programs may not be suitable for certain investors. No assurance can be given that the fund s investment objectives will be achieved. Among the risks we wish to call to the particular attention of prospective investors are the following:

• The fund is a closed-end, non-diversified management investment company.

• **A fund investment is speculative and involves a substantial degree of risk.**

• **Past results are not necessarily indicative of future performance, and performance may be volatile.**

- An investor could lose all or a substantial amount of his or her investment.
- The fund is highly illiquid. There is no secondary market for the investors interest and none is expected to develop.
- No shareholder has the right to require the Fund to redeem its shares. Redemptions are available only through quarterly repurchase offers made at the discretion of the Board.
- Fees and expenses will offset the fund s trading profits.
- The fund will involve a complex tax structure, which an investor should review carefully with its tax advisor before investing.
- The fund is not required to provide periodic pricing or valuation information to investors with respect to its individual investments.
- Some of the underlying funds are not subject to the same regulatory requirements as mutual funds.
- A limited portion of the trades executed may take place on foreign markets.
- The fund is subject to conflicts of interest.

Please review the "Risk Factors" and "Conflicts of Interest" sections of the prospectus.

Strategy Allocation and Top 10 Positions*



Allocation by Strategy

- ■ Cash/Other
- ■ Long Fixed Income
- ■ Long/Short Fixed Income
- ■ Long Equity - Domestic
- ■ Long Equity - International
- ■ Long Equity - Global
- ■ Long/Short Equity - MLP
- ■ Long/Short Equity
- ■ Event Driven
- ■ Global Macro
- ■ Managed Futures
- ■ Multi-Strategy

Top 10 Portfolio Positions	Size	Strategy
1. Millennium	10.3%	Multi-Strategy
2. Carlson	8.0%	Multi-Strategy
3. Greenlight Masters	6.0%	Long/Short Equity
4. Och Ziff	5.4%	Multi-Strategy
5. York	5.1%	Long/Short Fixed Income
6. Brevan Howard	5.0%	Global Macro
7. Blue Mountain	4.6%	Multi-Strategy
8. Perry	4.2%	Event Driven
9. Brandes International	4.0%	Long Equity - International
10. First Eagle Global	3.9%	Long Equity - Global
Top 10 Portfolio Positions %	56.5%	
Total Number of Positions	27	

As of April 1, 2016. Please note that fund strategies and allocations are subject to change over time.

Allocation & Attribution (Gross of Fees & Expenses)*

		Attribution			Return on Invested Capital	
	Allocation	MTD	YTD		MTD	YTD
Cash/Other	3.2%	0.0%	0.0%		0.0%	0.1%
Long Fixed Income	2.9%	0.0%	0.0%		0.2%	1.3%
Long/Short Fixed Income	5.9%	0.2%	0.2%		3.6%	3.6%
Long Equity - Domestic	15.6%	0.3%	0.5%		1.9%	3.2%
Long Equity - International	6.1%	0.1%	0.1%		2.4%	2.1%
Long Equity - Global	3.9%	0.1%	0.3%		3.4%	7.1%
Long/Short Equity - MLP	1.4%	0.2%	0.2%		17.0%	14.5%
Long/Short Equity	12.1%	0.2%	-0.2%		1.7%	-1.1%
Event Driven	4.2%	0.0%	-0.1%		1.0%	-1.7%
Global Macro	5.0%	0.0%	-0.1%		-0.9%	-1.8%
Managed Futures	5.1%	-0.1%	-0.2%		-2.0%	-3.0%
Multi-Strategy	34.5%	0.4%	-0.9%		1.2%	-2.6%
	100.0%	1.5%	-0.1%			

Allocation as of April 1, 2016. MTD and YTD Attribution and Return on Invested Capital represent the month of April and since January 1, 2016 through April 30, 2016, respectively.

Index & Statistic Definitions

MSCI World Index. The MSCI World Index captures large and mid cap representation across 23 Developed Markets (DM) countries*. With 1,643 constituents, the index covers approximately 85% of the free float-adjusted market capitalization in each country.

BarCap Global Aggregate Index. The Barclays Global Aggregate Index is a flagship measure of global investment grade debt from twenty-four local currency markets. This multi-currency benchmark includes treasury, government-related, corporate and securitized fixed-rate bonds from both developed and emerging markets issuers. There are four regional aggregate benchmarks that largely comprise the Global Aggregate Index: the US Aggregate (USD300mn), the Pan-European Aggregate, the Asian-Pacific Aggregate, and the Canadian Aggregate Indices. The Global Aggregate Index also includes Eurodollar, Euro-Yen, and 144A Index-eligible securities, and debt from five local currency markets not tracked by the regional aggregate benchmarks (CLP, MXN, ZAR, ILS and TRY). A component of the Multiverse Index, the Global Aggregate Index was created in 2000, with index history backfilled to January 1, 1990.

60/40 Blend. The 60/40 Blend represents the performance of a portfolio that consists 60% of the MSCI World Index and 40% of the BarCap Global Aggregate Index rebalanced monthly.

Rate of Return (ROR). The compound geometric average return that assumes the same rate of return every period to arrive at the equivalent compound growth rate reflected in the actual return data.

Strategy Definitions

Relative Value. Relative value strategies attempt to take advantage of relative pricing discrepancies between various instruments, including equities, fixed income, options and futures. Managers may use mathematical, fundamental or technical analysis to determine misvaluations. Securities may be mispriced relative to an underlying security, related securities, groups of securities, or the overall market. Relative value investments may be available only cyclically or not at all. Furthermore, if assumptions used in the research and analysis of relative value investments are incorrect or if the model used to evaluate such investments is flawed, relative value strategies may be unsuccessful.

Managed Futures. Managed futures strategies involve speculative trading in futures, forwards and options thereon. Managers may trade portfolios of instruments in U.S. and non-U.S. markets in an effort to capture passive risk premiums, and attempt to profit from anticipated trends in market prices. These managers generally rely on either technical or fundamental analysis or a combination thereof in making trading decisions and attempting to identify price trends. They may attempt to structure a diversified portfolio of liquid futures contracts, including, but not limited to, stock index, interest rate, metals, energy and agricultural futures markets. Participation in a market that is either volatile or trendless could produce substantial losses for a fund. Failure to identify trends or to exit a market position after a trend matures could also produce substantial losses for a fund.

Event Driven. Event-driven strategies are designed to profit from changes in the prices of securities of companies facing a major corporate event. The goal of an event-driven strategy is to identify securities, which may include common or preferred stock as well as many types of fixed income, with a favorable risk-reward ratio based on the probability that a particular event will occur. Such events include mergers and acquisitions as well as restructurings, spin-offs and significant litigation (e.g., tobacco or patent litigation).

Global Macro. Global macro strategies typically seek to generate income and/or capital appreciation through a portfolio of investments focused on macro-economic opportunities across numerous markets and instruments. These strategies rely on the use of, among other things, cash and derivative markets, each of which bear their own risks, as well as certain assumptions about global macro-economic trends. There can be no assurance that such macro-economic assumptions will prove to be correct. Global macro managers may employ relative value, event driven, long/short and other strategies or trading approaches. Trading positions are generally held both long and/or short in both U.S. and non-U.S. markets. Global macro strategies are generally categorized as either discretionary or systematic in nature and may assume aggressive investment postures with respect to position concentrations, use of leverage, portfolio turnover, and the various investment instruments used.

Long/Short Equity and Fixed Income. Long/short equity/fixed income strategies generally seek to produce returns from investments in the global equity and/or fixed income markets. These strategies are generally focused on absolute returns and the trades implemented in the strategy generally capitalize on the manager s views and outlooks for specific markets, regions, sectors, or securities. While these strategies involve both long and short positions in various equity and/or fixed income securities, the manager s positions will generally reflect a specific view about the direction of a market. Unlike traditional equity or fixed income funds, the directional view relates less to the absolute direction of the market and more toward the specific positions (longs versus shorts) held within a portfolio (nonetheless, a manager may take a directional position that relates to the absolute direction of the market). In addition to making shifts in markets, regions, sectors or securities, managers have the flexibility to shift from a net long to a net short position, but in general will maintain a net long exposure. An exception is for those managers that are classified as short sellers, who maintain a consistent net short exposure in their portfolio, meaning that significantly more capital supports short positions than is invested in long positions (if any is invested in long positions at all). Unlike long positions, which one expects to rise in value, short positions are taken in those securities the portfolio manager anticipates will decrease in value. Long/short equity/fixed income managers may be generalists or may specialize in various areas, including, but not limited to, market sectors, geographies, or a certain segment of the market. There can be no assurance that the valuation assumptions utilized in establishing a long and/or short position in a particular security will prove to be correct or that the strategy will be implemented correctly.

Long Equity and Fixed Income. Similar to long/short equity and/or fixed income described above, managers employing this strategy generally do not engage in short selling or hedging of the market risks associated with their investments, but rather inherent in these strategies is the risk associated with the equity and/or fixed income markets as a whole, in addition to the risks described in "Long/Short Equity and Fixed Income" described above. In certain instances, a manager may raise cash as a means of taking a negative view on the market in an attempt to mitigate a portion of the market risk associated with this strategy.

Multi-Strategy. Multi-strategy funds generally employ some or all of the strategies described above.

The descriptions above reflect the current expectations regarding the strategies that may be used by the funds in which the Fund is invested. Managers have significant latitude when managing these funds and could make changes to these strategies, or the way they are implemented.